

September 27, 2016

Bradley J. Holiday
Chief Financial Officer
ZAGG Inc.
910 West Legacy Center Drive, Suite 500
Midvale, Utah 84047

> **Re:** **ZAGG Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 8, 2016**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2016**
> **Filed August 3, 2016**
> **File No. 001-34528**

Dear Mr. Holiday:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

General

1.  In future filings please discuss the sources and availability of your raw materials and identify your exclusive third-party suppliers. In this regard, we note your company relies on suppliers to provide raw materials for your InvisibleShield product, Screen Protection accounted for 67% of your sales in 2015, and your risk factor on page 8 that discusses the risks associated with your manufacturing partners' securing raw materials. Please show us what this disclosure will look like. Please see Item 101(c)(1)(iii) of Regulation S-K.

Intellectual Property Rights, page 5

2.      We note from a risk factor on page 9 that you do not internally develop the technology for a number of your key products.  This suggests that third parties may own intellectual property rights to the technology of some of your key products and that a portion of your company's revenue may rely upon licensing agreements or other arrangements you may have with third parties.  Please enhance future filings to provide quantitative and qualitative disclosure about the key products that are not internally developed by you and provide a discussion of any material agreements upon which you rely in order to sell these products.  Also, to the extent material, please consider revising your risk factors section in order to discuss the risks to your company's business or financial condition stemming from third party ownership of the intellectual property underlying some of your key products.  Please show us what this disclosure will look like.

Item 1A.  Risk Factors

Risks Related to Our Financial Condition

A Small Number of Our Retailers Account for a Significant Amount . . ., page 10

3.      We note your disclosure here and Note 13 to your financial statements that your company has four customers who accounted for over 10% of your net sales in 2013, 2014, and 2015 and that the loss of one or more of these customers would have a material adverse effect on your Company's financial condition, results of operations, and cash flows.  In future filings, please disclose the names of these customers and their relationship, if any, to your company.  Please refer to Item 101(c)(1)(vii) of Regulation S-K.  Please provide us with your proposed disclosure.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition . . ., page 24

4.      In future quarterly reports on Form 10-Q, provide disclosure regarding the reasons for the changes in your results of operation for the specified period to discuss, for example, the reason(s) for your increase in net sales.  If possible, quantify each reason.  In this regard, we note statements by your CEO from your second quarter 2016 earnings call transcript regarding Pokémon GO and its effect on your company's business and financial results.  We also note the accompanying tabular disclosure regarding percentage of sales related to key product lines.  Please refer to Item 303(a)(3)(i) of Regulation S-K and SEC Release No. 33-8350 for guidance.  Please show us what this disclosure will look like.

5. Please provide an analysis of any known trends, demands, commitments or uncertainties that have, or are reasonably likely to have, a material effect on your company's liquidity, capital resources or results of operations. In this regard, we note statements by your CEO from your second quarter 2016 earnings call transcript acknowledging recent reductions in inventory and the need to "shift capacity to manufacturing [y]our newest generation of power products." Please tell us what this disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Danilo Castelli, Staff Attorney at (202) 551-6521 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:     Taylor Smith
        Jake Easdale
        Bryant Cottam